UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of Liquigás

Rio de Janeiro, November 19, 2019 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release of November 7, 2019, reports that it has signed today with Copagaz and Nacional Gás Butano a contract for sale of all its stake in Liquigás Distribuidora S.A.

The sale price is R$ 3.7 billion, to be adjusted according to contract rules and paid upon transaction closing. As part of the transaction structuring, a minority and material equity investment will be made by Itaúsa in Copagaz.

The transaction closing is subject to compliance with precedent conditions, including approval by the Administrative Council for Economic Defense (CADE).

The operation complies with Petrobras’ divestment guidelines and with the special regime of asset divestment by federal mixed-capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at creating value for our shareholders.

About Liquigás

Liquigás is a wholly owned subsidiary of Petrobras and operates in bottling, distribution and sale of liquefied petroleum gas (LPG) in Brazil. The company is present in almost all Brazilian states, and has 23 operating centers, 19 warehouses, a railroad storage and loading base and a network of about 4,800 authorized resellers, with a 21.4% market share approximately.

About Copagaz, Nacional Gás Butano and Itaúsa

Copagaz, established in 1955, sells about 620,000 tons of LPG per year, standing out as the fifth largest LPG company in Brazil. The company has over 1,800 direct employees and a network of 2,700 resellers. The company distributes LPG to about 1,800 cities located in 18 Brazilian states and the Federal District.

Nacional Gás Butano is the energy company of Edson Queiroz Group that has been operating for 68 years in the distribution of LPG nationwide, standing out as an important LPG company in Brazil. The company serves about 7.5 million households on a monthly basis and about 17,000 companies through a network of 44 branches and 3,500 resellers.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Itaúsa is a Brazilian investment holding, publicly traded company, with over 40 years of experience. The company invests in industries relevant to the economy – financial, consumer goods and infrastructure – and has a consistent portfolio of leading brands in their markets in more than 50 countries.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer